Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MedVector Corp.
898 N. Pacific Coast Highway
El Segundo, CA 90245
medvector.com

Up to $618,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: MedVector Corp.
Address: 898 N. Pacific Coast Highway, El Segundo, CA 90245
State of Incorporation: DE
Date Incorporated: December 19, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $618,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: May 01, 2026
Valuation Cap: $25,000,000.00
Discount Rate: 12.0%
Annual Interest Rate: 4.85%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share. Please see voting rights of this class of securities should the convertible note sold in this offering convert below.

Material Rights:

<p>The total amount outstanding includes 354,133 shares to be issued pursuant to outstanding warrants.</p> <p>The total amount outstanding also includes 1,095,839 shares to be issued pursuant to stock options issued.</p> <p> <ins>Voting Rights of the Underlying Securities Sold in this Offering</ins></p> <p>Voting Proxy. Should the convertible promissory notes being issued in this offering convert into shares of Common Stock, the underlying shares of Common Stock carry a voting proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p> <p> For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.</p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes sold in this offering convert into shares of Common Stock, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 20% Bonus Interest

As you are an existing investor in MedVector, you are eligible for additional bonus interest.

Time-Based Investment Incentives

Early Bird

Invest within the first two weeks and receive 10% bonus interest.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

MedVector Corp. will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. Venture Club bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.335% instead of 4.85%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the Early Bird bonus.

The Company and its Business

Company Overview

The biggest problem in getting new medications to the public is delays in clinical trials. In fact, 85% of clinical trials fail to meet their enrollment timelines. A major contributor is HIPAA privacy laws which make identifying, accessing, and enrolling patients into clinical trials very challenging. Between the operational costs and loss of patent protection, delays become very expensive.

This means every day delayed is a day lost of patent protection, and the daily value of these patents is typically quite large. For example, AbbVie's blockbuster drug Humira, following the loss of its patent, had revenues down 45.3% in Q4 of 2023. This represents a $2.839 billion loss in revenue, or mind-numbing loss of $30.5 million per day! This demonstrates the pressure point of this industry being speed to market, not cost savings...

MedVector Corp. ("MedVector" or the "Company") aims to solve these delays by transforming how patients access advanced treatments through its innovative clinical trial marketplace. By connecting patients, doctors, and clinical trial sites, MedVector is breaking down socioeconomic and diversity barriers, empowering physicians access to cutting-edge treatments as care options, which fills clinical trials faster, getting advanced medicine to ALL who need it, faster.

Sources:

#1 delay - https://marketscale.com/industries/healthcare/85-of-clinical-drug-trials-face-delays-whats-the-true-cost/#:~:text=Clinical%20trials%20can%20save%20lives,delays%20due%20to%20patient%20enrollment.

#2 Humira's patent & revenue - https://investors.abbvie.com/news-releases/news-release-details/abbvie-reports-full-year-and-fourth-quarter-2023-financial#:~:text=U.S.%20Humira%20net%20revenues%20were,percent%20on%20an%20operational%20basis.

Patient recruitment companies fail - https://www.antidote.me/blog/5-common-clinical-trial-patient-recruitment-challenges-and-solutions

Competitors and Industry

Identifying patients for clinical trials is inherently difficult. HIPAA privacy laws prevent the buying and selling of healthcare data and the FDA prevents marketing a medication before proving efficacy and patient safety.

Pharmaceutical companies turn to patient recruitment companies to digitally market clinical trials, but patients want to hear about treatment options from their doctor, NOT a Facebook ad.

A long-standing industry goal is for treating physicians to offer 'clinical trials as a care option,' but physicians rarely refer patients to clinical trials due to unfavorable options: either become an investigator themselves or give the patient away to another doctor.

MedVector is a new 3rd option intended to give treating physicians access to advanced medicine by 'hosting' clinical trial appointments from their practice using MedVector telemedicine.

MedVector's focus on 'HCP Recruitment' doesn't have existing competitors and even patient recruitment companies can benefit from utilizing MedVector for patients too far from clinical trial sites, or to unlock access to more patients.

Current Stage and Roadmap

Product Development Stage

Currently, MedVector has launched its service having a profound impact, and we are now looking for our first paying customer (and we're close). We have spent our time building the various pieces to make our marketplace successful. The Company is currently pre-revenue.

Legal & Compliance - Ongoing - In a highly regulated industry, with several moving pieces, understanding legal ramifications is critical. We have proven ourselves as experts on several fronts and have the legal team to back us.

Patient Journey - complete - Build telemedicine, logistics, and other technology needed to connect patients from HCP offices to clinical trial sites.

Clinical Trial Sites - complete - MedVector currently has 20+ clinical trial sites ready to deploy MedVector's HCP Recruitment.

HCPs - complete - MedVector has proven it can identify multiple referring HCPs interested in participating in the MedVector model.

This raise will allow us to complete software upgrades, build a few more devices, fund a couple of key hires, and give us the resources necessary to secure contracts with Pharma.

Timeline

2017

In 2017 MedVector was born as an idea. Scott Stout, MedVector's CEO & Co-Founder, was working as a professional investor in high finance when he stumbled across a large gap in the clinical trial marketplace. Scott worked with the #1 Healthcare law firm (McDermott Will & Emery (MWE) https://bestlawfirms.usnews.com/profile/mcdermott-will-emery-llp/overview/3695 to validate the concept, and brought on his Co-Founder, Dr. Dennis Patterson, who was a client of Scott's for many years.

2018

After extensive research, the idea was sound, and the team began developing MedVector on a part-time basis. In April, the team turned to investors and raised $600k in a convertible note and began working on MedVector full-time. In collaboration with MWE, legal pathways were confirmed, limitations were defined, and our revenue model was built.

Mid-year we hired VSee to begin development of our telemedicine software, the same company NASA uses for its telehealth needs.

2019

Every year begins with JP Morgan's healthcare conference in San Francisco. It's the biggest healthcare event of the year. In 2019 we were the RESI Pitch Competition Winners, which set the stage for numerous VC meetings.

The feedback from VCs was consistent. They loved our model, business plan, market fit, and device concept, but wanted to see some more traction before investing. Several asked to participate in our future Series A when we generate sufficient revenue, and some even offered to lead.

In mid 2019 we began discussions with Pharma and CROs and conducted 3 case studies with Novartis. The results of the studies were compelling as our hospital network was able to identify a substantial number of subjects.

2020

Having completed our telemedicine build and manufacturing our sales prototype, we were once again ready for the JPM Healthcare Conferences in San Francisco. We had 11 VC meetings in 2 days with very positive feedback.

One VC in particular was VERY interested and we began discussions. But after 10 weeks of due diligence... COVID happened and their fund was frozen.

Fortunately, MedVector had a successful StartEngine raise and was able to continue operations well into 2021.

2021

Using proceeds from our successful StartEngine raise, we hired Ted Barduson as COO, and industry leader Craig Lipset as a key advisor and board member.

After another capital raise in late 2021, MedVector began building its credibility and thought leadership through conferences, guest speaking on podcasts, published articles, and press.

2022

MedVector won CNS Summit (a major Pharma conference) with the author of the FDA's eSource guidance regarding our FDA compliance expertise.

MedVector began reviewing protocols and connected our first patient to a clinical trial and onboarding additional clinical trial sites.

2023

Midyear the FDA released new draft guidance which drove the industry to look for companies like MedVector. We repositioned ourselves to focus on HCP Recruitment which resonated within the industry resulting in major pharmaceutical companies reaching out to us directly.

We began "vendor approval" with a number of potential customers, which is one of the last steps before identifying specific studies for contracts with pharmaceutical companies.

MedVector currently has over 105 signed NDAs within the industry including 9 of the top 15 pharmaceutical companies.

2024 & Beyond

Company goals for 2024 and the near future include acquiring its first pharma contract, demonstrating the effectiveness of the MedVector platform versus current trial procedures, continuing to develop and expand the platform's services and abilities, expanding the platform's service into new markets, Securing key pharma, CRO, patient access, and clinical research site partnerships or contracts, and hiring new employees and key executives.

The Team

Officers and Directors

Name: Scott Stout

Scott Stout's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member & Founder
  Dates of Service: June, 2017 - Present
  Responsibilities: As the CEO of MedVector, Scott's core leadership responsibilities include, strategic direction, clarity of message, team building, and capital structures. His focus is aligning team-leads while providing them the tools and resources necessary to be successful. Scott was also named one of the top Healthcare CEOs to watch in 2021. His salary is $17k/month + $2500 in equity for acting on the board.

Name: Dr. Dennis Patterson

Dr. Dennis Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Physician/Hospital Relations, Board Member & Co-Founder
  Dates of Service: December, 2017 - Present
  Responsibilities: Identifying, educating and introducing doctors to the MedVector process. Dr. Dennis Patterson currently receives $5,000/mo for this role + $2500 in equity for board.

Other business experience in the past three years:

- Employer: Verras
  Title: Chairman of the Board
  Dates of Service: January, 2007 - Present
  Responsibilities: Corporate direction and strategy

Other business experience in the past three years:

- Employer: American College of Healthcare Trustees
  Title: Board Member
  Dates of Service: April, 2019 - Present
  Responsibilities: Corporate oversight

Other business experience in the past three years:

- Employer: Healthcare Advisors, LLC
  Title: Managing Partner
  Dates of Service: January, 2013 - Present
  Responsibilities: This is a holding company that Dennis holds other companies he has purchased.

Name: Ian Leaman

Ian Leaman's current primary role is with Duke & Leaman LLC. Ian Leaman currently services 7 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Fractional CFO
  Dates of Service: November, 2018 - Present
  Responsibilities: Ian serves as Fractional Chief Financial Officer and as a Board Member. Ian currently receives salary compensation of $2500/month for CFO + $2500/month in equity for his board member role and works approximately 7 hours a week for MedVector.

Other business experience in the past three years:

- Employer: Arkeytyp Holdings Ltd
  Title: CFO
  Dates of Service: November, 2015 - Present
  Responsibilities: Financial management and control working about 2 hours a week for this company.

Other business experience in the past three years:

- Employer: Curriqunet
  Title: CFO
  Dates of Service: January, 2023 - Present
  Responsibilities: Financial management & control, working about 9 hours a week for this company.

Other business experience in the past three years:

- Employer: AIDA Intelligent Solutions
  Title: Fractional CFO
  Dates of Service: October, 2021 - Present
  Responsibilities: Fractional CFO - financial management & control, working about 4 hours a week for this company.

Other business experience in the past three years:

- Employer: Marula Capital LLC
  Title: Managing Director
  Dates of Service: January, 2024 - Present

Responsibilities: Deal origination & execution, working about 3 hours a week for this company.

Other business experience in the past three years:

- Employer: Legion Creative
  Title: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Board position, advisor, working about 2 hours a week for this company.

Other business experience in the past three years:

- Employer: BrandInc
  Title: Fractional CFO
  Dates of Service: December, 2018 - Present
  Responsibilities: Financial management and control, working about 3 hours a week for this company.

Other business experience in the past three years:

- Employer: Duke & Leaman LLC
  Title: Owner
  Dates of Service: August, 2014 - Present
  Responsibilities: Consulting services, working about 10 hours a week for this company.

Name: Theodore "Ted" Barduson

Theodore "Ted" Barduson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member & Co-Founder
  Dates of Service: January, 2021 - Present
  Responsibilities: Ted is accountable to MedVector and our customers as it relates to Operations, Customer Service, HR, IT, and Sales. MedVector provides HCP recruitment to the clinical trial marketplace. Ted currently receives a salary compensation of $20k/mo for COO and $2500/mo in equity for board

Other business experience in the past three years:

- Employer: Excela
  Title: Business Development Advisor
  Dates of Service: May, 2022 - February, 2023
  Responsibilities: Provide advice, council and relationships to drive business development in the revenue cycle management space.

Name: Craig Lipset

Craig Lipset's current primary role is with Clinical Innovation Partners LLC. Craig Lipset currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Board Member and active advisor to the team working on new business networking, product, and go-to-market. Craig does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Clinical Innovation Partners LLC
  Title: Managing Partner
  Dates of Service: July, 2019 - Present
  Responsibilities: Providing advisory services for pharmaceutical sponsors, technology companies, health systems, and advocacy groups seeking to innovate in clinical trials and medicine development.

Other business experience in the past three years:

- Employer: Circuit Clinical
  Title: Board Member
  Dates of Service: July, 2019 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- Employer: Empath Labs
  Title: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Member of Board of Directors

Other business experience in the past three years:

- Employer: Rutgers University
  Title: Adjunct Assistant Professor
  Dates of Service: July, 2020 - Present
  Responsibilities: Teach course in master's degree program in clinical research management

Other business experience in the past three years:

- Employer: DTRA
  Title: Co-Chair
  Dates of Service: July, 2020 - Present
  Responsibilities: Provide executive leadership and strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or

divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, or longer, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the telemedicine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering a Convertible Note in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, providing a telemedicine platform for connecting people and companies for clinical trial studies. Our revenues are therefore dependent upon the market for such need.

Minority Holder; Securities with Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, the Common Stock has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock that the Convertible Notes sold in this offering may convert into. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are an early stage company and have not yet generated any profits
MedVector Corp. was formed on 12/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MedVector Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MedVector's Prime Control Telemedicine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott Stout (voting percentage includes votes held by proxy)	4,316,736	Common Stock	62.5%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, SAFE Notes, and Convertible Promissory Note Series 2024 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,150,931 outstanding.

Voting Rights

One vote per share. Please see voting rights of this class of securities should the convertible note sold in this offering convert below.

Material Rights

The total amount outstanding includes 354,133 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 1,095,839 shares to be issued pursuant to stock options issued.

Voting Rights of the Underlying Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes being issued in this offering convert into shares of Common Stock, the underlying shares of Common Stock carry a voting proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series Seed Preferred Stock

The amount of security authorized is 2,500,000 with a total of 812,558 outstanding.

Voting Rights

One vote per share, votes with common stock on an as-converted basis, except for election of directors, and has information and pro rata rights on subsequent financings.

Material Rights

General Voting Rights. Preferred Stock holders shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

Voting for the Election of Directors. The holders of outstanding Common Stock, voting as a separate class, shall be entitled to elect all of the directors of the Company at any election of directors.

Dividends. Preferred Stock holders entitled to receive any dividends as may be declared from time to time by the Board of Directors. No dividend may be declared or paid on the Common Stock unless any and al such dividends or distributions are distributed among all holders of Common Stock and Preferred Stock in proportion ot the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate.

Liquidations, Dissolution, or Winding Up. Preferred Stock holswea shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event to the holders of Common Stock.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $1,465,000.00
Interest Rate: %
Discount Rate: 18.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity Financing, Liquidity, or Dissolution Event - see Other Material Rights below

Material Rights

Equity Financing. If there is an Equity Financing before the termination of these SAFEs, on the initial closing of such Equity Financing, these SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of these SAFEs into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

Liquidity Event. If there is a Liquidity Event before the termination of these SAFEs, these SAFEs will automatically be entitled (subject to the liquidation priority set forth in Section 1 (d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro-rata basis to all security holders who have equal priority to the Investor.

Dissolution Event. If there is a Dissolution Event before the termination of these SAFEs, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section l{d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, these SAFEs are intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

<u>Termination</u>. The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFEs) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of these SAFEs under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Convertible Promissory Note Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: April 17, 2026
Interest Rate: 4.85%
Discount Rate: 12.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: $3,000,000 Qualified Financing - see Other Material Rights below for voting rights post-conversion

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 88% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Voting. The convertible promissory note that investors purchase in this Regulation CF offering does not hold voting rights. Should any convertible promissory notes convert into shares of the Company's Common Stock, those shares of Common

Stock shall grant its voting rights by proxy to the Company's CEO. Please see the Common Stock's Other Material Rights section and the Risk Factors section, above, of this Offering Memorandum for further information.

For further information on the rights and privileges of this class of securities please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a convertible note holder of the Company, you will have no voting rights. Should the convertible notes convert into shares of Common Stock, as a minority holder of Common Stock, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, Simple Agreements for Future Equity [SAFEs] preferred shares or warrants) into stock

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $874,284.75
  Number of Securities Sold: 666,231
  Use of proceeds: Build team, finish tech build, begin thought leadership and industry outreach.
  Date: August 05, 2021
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $18,097.45
  Number of Securities Sold: 12,481
  Use of proceeds: Reg CF Shares Issued to StartEngine Crowdfunding, Inc.
  Date: July 30, 2021
  Offering exemption relied upon: 506(c)

- Type of security sold: SAFE

Final amount sold: $1,435,000.00
Use of proceeds: Operations, thought leadership, HCP recruitment, conferences, consultants, industry penetration.
Date: November 18, 2021
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

As long as we need to. Pharma is a very careful and slow-moving machine. We believe our progress so far is impressive, but we still may require more capital.

Foreseeable major expenses based on projections:

Future major expenses include hiring new employees/executives, continue developing the platform's capabilities, securing pharm and research site partnerships/contracts, and expanding availability to new regions as we plan to scale shortly based on our pipeline of potential customers.

Future operational challenges:

If adoption takes quickly, not being able to scale fast enough.

Future challenges related to capital resources:

We have VCs ready for a Series A funding round. Once we have a few contracts with major Pharma companies, they will likely be ready for additional capital funding.

Future milestones and events:

MedVector's foreseeable future milestone goals in the near future include:

<u>Customer Acquisition, and Traction:</u>

• Acquiring the first pharma contract. MedVector can multiply participant volume when utilized across a Pharma book of business.

• Demonstrate a 2x study enrollment. The MedVector ecosystem is designed to increase enrollment by engaging community physicians to share patients with clinical trial sites.

• Enhance conversion rates to 20%. Typical patient recruitment conversion rates are less than 1%. MedVector anticipates conversion rates greater than 35% due to community physician engagement.

• Significantly reduce drop-out dates. We estimate approximately 30% of trial participants drop out, but dropout rates have been shown to decrease dramatically when patients participate through their trusted physician.

• Diversity Metrics. MedVector enables participation from community physicians, resulting in more diverse patient populations.

<u>Product Development:</u>

• Zoom SDK integration. Migrate from Twilio's Video SDK to the Zoom SDK since Twilio is sunsetting.

• iPad and Android Tablet App. Develop an iPad and Android tablet application for use with the MedVector platform, goal of allowing clients a variety of deployment options.

• Protocol matching and reimbursement engine. Develop the ability to upload a clinical trial protocol into the MedVector platform to parse out the inclusion/exclusion criteria, study schedule, study activities, and other protocol metadata.

• Task Log and activity reporting. The FDA has released guidance for decentralized clinical trials for drugs, biological products, and devices that require the management of task logs and reporting requirements. The MedVector platform will be further developed to handle the creation of task log templates, tracking of tasks in the system, and reporting of these tasks as part of the FDA submission process.

Services Launch and Expansion:

• Launch the MedVector service in new key markets across the United States and ultimately including Asia, Europe, and India.

• Expand service offerings to new market segments, including CVS, Walmart, etc.

• Engage in social medicine countries.

Revenue and Financial Milestones:

• Aim to achieve targeted revenue and expense metrics as projected to achieve net positive cash flow.

• Securing planned key pharma, CRO, patient access, and clinical research site partnerships or contracts that can contribute to growth.

Funding and Investment Milestones:

• Raise additional funding to achieve financial metrics as necessary.

• Secure Series A funding as the startup scales.

• Identify new strategic investors (pharma partners, health system, venture capital firms, etc.).

Team Growth and Development:

• Build a talented and cohesive team in all areas of the Company.

• Implement corporate benefits including retirement and healthcare plans.

• Hire key executives or specialists to strengthen the organization.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 3/19/24, the Company has capital resources available in the form of credit from Bank of America in the amount of $10,000, pending investments in the amount of $450,000, and $32,629 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are potentially critical (without other sources of capital) to our company operations. These funds are required to support employee compensation and ongoing operations. We have other funds and capital resources pending with Tech Coast Angeles, and a few larger new investors, and existing investors, in addition to the funds from this Regulation Crowdfunding campaign. It is possible we raise $500k before the launch of this CF.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, as of now, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for zero months without capital from other sources. This is based on a current monthly burn rate of $55k for expenses related to employee and consultant expenses and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12-15 months. This is based on a current monthly burn rate of $75k for expenses related to employee growth, industry presence, and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including angel groups, grants, and Venture Capital. We anticipate a future Series A funding round after the close of this offering.

Indebtedness

- Creditor: Kay Stout Manovich
  Amount Owed: $246,076.00
  Interest Rate: 3.0%
  During 2019 and 2020, the Company was advanced $175,000 and $50,000, respectively from a family member of a shareholder of the Company. The advance is currently subject to an interest rate of 3% per annum and has no maturity date. At both December 31, 2022 and 2023, accrued interest on these advances totals to $13,763 and $20,513, respectively.

Related Party Transactions

- Name of Person: Kay Stout Manovich
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: During 2019 and 2020, the Company was advanced $175,000 and $50,000, respectively from a family member of a shareholder of the Company. The advance is currently subject to an interest rate of 3% per annum and has no maturity date. At both December 31, 2022 and 2023, accrued interest on these advances totals to $13,763 and $20,513, respectively.
  Material Terms: 3% interest only that can be rolled into the balance, with no maturity date.

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: The Company set its valuation internally, without a formal third-party independent evaluation. The post-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all Preferred Stock is converted to Common Stock; and (ii) all outstanding options and warrants are exercised. The post-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,465,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  44.5%
  We will use the initial funds to advertise for the Reg CF raise. Ad spending is through vendors, google, and Meta.

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  10.0%
  Trade shows, media, and other thought leadership.

- Company Employment
  60.0%
  New key hires to penetrate pharma and CROs.

- Operations
  10.0%
  Excluding necessary hires, 10% will be used for on-location operations at clinical trial sites and local HCPs.

- Research & Development
  10.0%
  Switch telemedicine from Twillio to Zoom and transition to app-based platform. Integrate FDA Task Log.

- Inventory
  3.5%
  We need to purchase a few ipads for deployments and sales tools.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at medvector.com (https://medvectortrials.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/medvector

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MedVector Corp.

[See attached]

MEDVECTOR CORP.]
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: MedVector Corp., Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 8, 2024

MEDVECTOR CORP. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	64,386	430,542
Other Current Assets	9,460	1,333
Total Current Assets	**73,846**	**431,876**
Non-Current Assets:		
Intangible Assets, net	337,682	327,187
Fixed Assets, net	-	-
Total Non-Current Assets	**337,682**	**327,187**
TOTAL ASSETS	**411,528**	**759,063**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	167,239	135,140
Related Party Loans Payable	225,000	225,000
Other Current Liabilities	-	-
Total Current Liabilities	**392,239**	**360,140**
Non-Current Liabilities:		
Total Non-Current Liabilities		
TOTAL LIABILITIES	**392,239**	**360,140**
EQUITY		
Preferred Stock		-
Common Stock		-
Additional Paid-in Capital	1,818,582	1,818,582
Retained Earnings	(3,209,292)	(2,504,659)
SAFE	1,410,000	1,085,000
TOTAL EQUITY	**19,290**	**398,923**
TOTAL LIABILITIES AND EQUITY	**411,528**	**759,063**

MEDVECTOR CORP. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Operating Expenses		
Professional Fees	592,115	574,868
General and Administrative	86,051	61,691
Research and Development	7,595	3,159
Total Operating Expenses	**685,762**	**639,719**
Total Loss from Operations	**(685,762)**	**(639,719)**
Other Expense		
Interest expense	18,707	13,763
Finance Fees	164	256
Total Other Income/Expense	**18,871**	**14,019**
Earnings Before Income Taxes, Depreciation, and Amortization	**(704,633)**	**(653,737)**
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (Loss)	**(704,633)**	**(653,737)**

MEDVECTOR CORP. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(704,633)	(653,737)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Amortization Expense	-	-
Accounts Receivable		
Other Current Assets	(8,127)	1,856
Accounts Payable and Accrued Expenses	32,099	33,897
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	23,972	35,752
Net Cash provided by (used in) Operating Activities	**(680,661)**	**(617,985)**
INVESTING ACTIVITIES	-	-
Intangible Assets	(10,495)	(30,495)
Fixed Assets		
Net Cash provided by (used in) Investing Activities	**(10,495)**	**(30,495)**
FINANCING ACTIVITIES		
Accrued interest		
SAFE	325,000	660,000
Issuance of Stocks		
Net Cash provided by (used in) Financing Activities	**325,000**	**660,000**
Cash at the beginning of period	430,542	419,022
Net Cash increase (decrease) for period	(366,156)	11,520
Cash at end of period	**64,386**	**430,542**

MEDVECTOR CORP. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	5,700,959		812,558		1,818,582	(1,850,922)	(32,340)
Issuance of Common Stock						-	-
Additional Paid in Capital						-	-
Net income (loss)						(653,737)	(653,737)
Ending balance at 12/31/22	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(2,504,659)**	**(686,077)**
Issuance of Common Stock	-					-	-
Additional Paid in Capital	-	-				-	-
Net income (loss)	-	-				(704,633)	(704,633)
Ending balance at 12/31/23	**5,700,959**	**-**	**812,558**	**-**	**1,818,582**	**(3,209,292)**	**(1,390,710)**

MEDVECTOR CORP.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

MedVector Corp. ("the Company") was incorporated on December 19, 2017 under the laws of the State of Delaware, and is headquartered in El Segundo, California. The Company plans to earn revenue through a telemedicine and logistics platform used to increase clinical trial participation, and assist doctors and hospitals in generating revenue, reducing costs, and bringing medicines to market more quickly. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise additional capital to be utilized for the on-going development of its business and operating models.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. As of December 31, 2023, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $430,542 and $64,386 in cash as of December 31, 2022 and December 31, 2023, respectively. Total Cash consists of Restricted cash amounting to $6,255 and $6,255 as of December 31, 2022 and December 31, 2023, respectively which pertains to amounts held in an escrow account, managed by a third-party, as part of the ongoing Regulation CF raise. The Company does not have access to those funds until they are released to the Company.

Capitalized Internal-Use Software Costs

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes.

The company capitalized its software development costs, which totaled $327,187 and $337,682 as of December 31, 2022 and December 31, 2023, respectively, after determining that it was 'technically feasible'. The company has not yet provided provisions for amortization on its software as of December 31, 2022 and December 31, 2023.

The Company also reviews the recoverability of internally developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2022 and 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company with the primary aim to "eliminate clinical trial enrollment delays and frees trials from the locational constraints" plans to earn revenue by charging fees to clinical trial organizations for every patient brought or referred to them by the company.

As of December 31, 2023, the Company has not commenced full scale operations, thus, has not also earned any revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services will be expensed as costs are incurred.

General and Administrative

General and administrative expenses of the company primarily consist of professional fees paid to external individuals and/or entities whom the company availed of services like accounting, legal, marketing/advertising for capital raising, and research & development among others.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants issued by the company do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

As of December 31, 2023, the company has outstanding options and warrants issued to its major shareholders of 1,095,839 and 352,409, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, forthose tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, its policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years have been open since the Company's inception.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has already filed its tax returns as of the date of December 31, 2022 but not yet in 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2019 and 2020, the Company was advanced $175,000 and $50,000, respectively from a family member of a shareholder of the Company. The advance is currently subject to an interest rate of 2.16% per annum and has no maturity date. At both December 31, 2022 and 2023, accrued interest on these advances totals to $13,763 and $20,513, respectively.

Stoutland LLC is a personal service company owned by the CEO and majority shareholder, Scott Stout. It exists only to receive the income from MedVector under an independent contractor agreement. Given that the Company has not yet earned income as of December 31, 2023, there have been no transactions that took place with Stoutland LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On November 17, 2021 the Company was authorized to issue $2,000,000 of SAFE Notes. The terms of this issue were a Valuation Cap of $20,000,000 and a Discount of 18%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In a Liquidity Event or Dissolution Event the Investor's right to receive its Cash-Out Amount is Senior to payments for Common Stock.

The company has issued a total of $1,085,000 and $1,410,000 of these SAFE Notes as of December 31, 2022 and December 31, 2023. As of December 31, 2023, no SAFE notes have been converted to Preferred Stock.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00 per share. 5,700,959 shares comprised of 5,000,245 voting and 700,714 non-voting were issued and outstanding as of 2022 and 2023

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,500,000 of preferred shares with a par value of $0.00 per share. 812,558 shares were issued and outstanding as of 2022 and 2023.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and non-assessable common stock initially on a one-to-one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2024, the date these financial statements were available to be issued.

The Company issued an additional $25,000 of its SAFE Notes in the first quarter of 2024 resulting in a total of $1,435,000 of issued SAFE notes as of this quarter.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF MEDVECTOR

A clinical trial could save your life... MedVector - Access advanced medicine.

MedVector utilizes telemedicine for clinical trials. Now patients can benefit from advanced medicine as a treatment option from their trusted doctor's office. This groundbreaking FDA and HIPAA-compliant approach unlocks access to potentially millions of patients, driving ...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Advanced Medicine for All
MEDVECTOR

$0 Raised

Invest Now
4.8% Interest Rate

PREVIOUSLY CROWDFUNDED
$874,284.75

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION CAP
$500	**$25M**

REASONS TO INVEST

- Market Fit: The $1.6 trillion pharmaceutical industry loses billions every year due to clinical trial delays. MedVector can help eliminate these delays, save lives, and lower the cost of prescriptions for patients.

- Market Timing: We believe MedVector is positioned to benefit from recent congressional and FDA mandates for diversity, health equity, and inclusion, regardless of socioeconomic status.

- A Healthcare Revolution: New drugs from gene therapies, stem-cell research, AI, and CRISPR (just to name a few) will all need clinical trials before the benefits can be accessed by the public.

TEAM



Scott Stout • CEO, Board Member & Founder
An established healthcare innovator, named one of the Most Influential Healthcare Leaders in 2021 and recognized by Marquis' Who's Who in 2024, Scott brings financial expertise from Morgan Stanley where he aided several startups on their capital ...
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Ted Barduson • Chief Operating Officer, Board Member & Co-Founder
With over 35 years in healthcare, Ted is an expert in scaling operations, revenue cycle management, and mergers & acquisitions. His passion lies in accelerating access to life-changing treatments.



Dr. Dennis Patterson • Hospital Relations, Board Member & Co-Founder
Dr. Patterson brings a wealth of knowledge from hospital management roles at Ernst & Young (UK) and was a founder of Wellspring Partners. He leads MedVector's hospital relationships.

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THE PROBLEM & OUR SOLUTION

MedVector: Revolutionizing Clinical Trials

Problem:
Have you ever wondered why drug prices are so high? Pharmaceutical companies have a limited window to recoup all of the costs associated with developing, approving, manufacturing, and selling a new medication. These costs are often in the billions of dollars.

The limiting factor is dictated by the medical patent which protects a pharmaceutical company from other drug companies copying it, or from "generics" entering the market. The time of a typical patent is 20 years, but it takes on average 10-15 years[1] for a new medication to enter the market, leaving only 5-10 years[2] to recoup all the associated costs.

This means every day delayed is a day lost of patent protection, and the daily value of these patents are typically quite large. For example, AbbVie's blockbuster drug Humira, following the loss of its patent, had revenues down 45.3% in Q4 of 2023.[3] This represents a $2.839 billion loss in revenue, or mind-numbing loss of $30.5 million per day! This demonstrates the pressure point of this industry being speed to market, not cost savings...

Finding patients for clinical trials is the leading cause for delays. HIPAA privacy laws prevent the buying and selling of patient data making it very difficult to find the necessary patients to prove efficacy and patient safety for FDA approvals. The industry turns to "patient recruitment companies" to find patients but they rely mostly on digital marketing and billboards. These strategies don't work very well because patients want to hear about clinical trials from their doctor, NOT a Facebook ad!

Solution:
Patients are most receptive to clinical trials when they're recommended by their doctor. MedVector has created a way to incentivize local physicians to talk to their patients about clinical trials. The result unlocks access to millions of patients otherwise trapped behind treating physicians who don't refer to clinical trials. This makes studies enroll faster, FDA approvals more efficient, and gives pharmaceutical companies additional time to recoup development costs, enabling them to lower drug prices and save more lives.

Great companies create digital marketplaces without inventory...

- Uber, the popular ride-sharing company, larger than any taxi or rental car company, owns no cars.
- Airbnb, the world's largest accommodations provider, owns no real estate.
- Ebay, the world's largest used goods store, inventories no used goods.
- Our goal: MedVector, could be the world's largest patient network, with no patients.

A patient marketplace for clinical trials potentially solves the patient recruitment problem. However, HIPAA privacy laws prevent holding patients as inventory. MedVector has designed a patient marketplace that creates access to patients without holding them in inventory.

Unlike the rest of the industry, MedVector's platform isn't focused on identifying patients directly, but rather the locations who have access to patients. Right now, the easiest place to access patients is through local physicians or HCPs (Healthcare Provider). As MedVector scales, we can move to larger access points like; hospitals, labs and pharmacies (like Labcorp and CVS), insurance companies, states (we are the official partner of the State of Delaware's Health Information Network (DHIN)), or even social medicine countries.

As our patient marketplace grows (between access points and pharmaceutical companies), so do our barriers to entry and network effects, making MedVector an industry leader for access to patients and recruitment needs.

OUR TRACTION

Momentum and Impact


Funding & Partnerships
$3.5 Million
Secured in funding
NDAs with 9 of 15
Largest pharmaceutical companies
Secured Landmark Partnership
with the State of Delaware, becoming their official partner of its Health Information Network (DIHN)
Market Validation & Growth
Collaborating with 20 Active Clinical Trial Sites
that are actively recruiting studies

MedVector is experiencing exciting traction and growth as we aim to transform how patients participate in clinical trials and disrupt the $1.6 trillion pharmaceutical industry.[3]

- **Raised $3.5 million to date** - Enabled us to develop our sales prototypes and cloud-based telemedicine platform, legal and compliance, confirm FDA thinking, expand our team, and pursue strategic partnerships.
- **20+ Clinical Trial Sites** – We're actively working with 20+ clinical trial sites and have contact with an additional 231.
- **Completed proof of concept**, reviewed dozens of protocols, completed several vendor approvals, and in early stages of contracting with major pharmaceutical companies.
- **State of Delaware –** We are the official partner of the State of Delaware's Health Information Network (DHIN) for clinical research.
- **Blood Centers of America –** This strategic partnership gives us access to millions of patient records.
- **105 NDAs with key industry companies** - While the pharmaceutical industry moves very cautiously, we've made significant traction building demand for MedVector including 9 of the top 15 pharmaceutical companies in the world.



15 Largest Pharmaceutical Companies in the World
Ranked by revenue from pharmaceutical drug and vaccines sales
Pfizer $100.33B
abbvie $58.00B
Johnson & Johnson $52.60B
MERCK $52.05B
NOVARTIS $50.54B
Roche $49.90B
Bristol Myers Squibb $46.20B
AstraZeneca $44.40B
sanofi $40.50B
GSK $36.15 B
Takeda $29.40B
Lilly $28.54B
GILEAD $27.81B
novo nordisk $25.40B



AMGEN
$24.81B
% growth compared to 2022

Source

MedVector's Solution: A Win-Win for Everyone



Good for Everyone!
Pharma / CRO
Faster enrollment
Longer patent protection
Greater diversity
Less sites
More profitability
Doctors & Hospitals
Passive revenue
New treatment options
Prevents patient leakage
Pro patient relationship
Clinical Trial Sites
Greater volume / profits
Fewer procedure rooms
Higher conversion rates
Lower drop out rates
Patients
Access to advanced meds
Shared decision making
Familiar setting
Health equity

We believe MedVector is a win-win for all stakeholders, pharma, doctors, clinical trial sites, and patients. Some of the benefits include:

- **Increasing Patient Participation:** Patients want to hear about clinical trials from their doctor, not a Facebook ad. MedVector allows patient participation from the convenience and familiarity of their local doctor's office.
- **Faster Time to Market = Longer Patent Protection:** Every day delayed in clinical trials is a day lost of patent protection. By streamlining how patients participate in clinical trials MedVector can significantly reduce delays and bring new medications to market faster.
- **Access to Patients:** By leveraging telemedicine, MedVector can compensate doctors while protecting them from losing control of the patient relationship. Collaboration with local physicians unlocks access to an untapped market of potentially millions of patients within local healthcare systems.

THE MARKET

A Massive $1.6T Market Wants to be BIGGER

The global pharmaceutical market is a powerhouse, valued at a staggering **$1.6 trillion in 2023** and is projected to keep growing.[4] The clinical trial market, a key driver of pharmaceutical innovation and profitability, is expected to grow from **$57.8 billion in 2023 to $92.5 billion by 2030**, with the US leading the way.[5]


$1.6 Trillion
The global pharmaceutical market in 2023 and is projected to keep growing
$57.8 Billion
The clinical trial market in 2023 and is projected to reach $92.5 billion by 2030

But it wants to be even bigger...

In 2019 there were 4.0 million patients requested for clinical trials worldwide, but only 1.8 million were enrolled. The missing 2.2 million patients represents a 122% hidden demand. We believe MedVector is poised to disrupt the $57.8 billion clinical trial market and shakeup the $1.6 trillion pharmaceutical industry by enabling faster and more inclusive clinical trials.

BUSINESS GROWTH & SCALABILITY

Highly Scalable in a Massive Market

Enrolling patients into clinical trials is highly profitable. MedVector is currently working on a proposal to enroll 10 patients for $245,000 with a top 10 pharmaceutical company. A typical investor exercise to judge market fit, viability, pricing, and scale of a startup is understanding the business KPIs (Key Performance Indicators). Our critical KPI is "clinical trial site adoption."

**These are future goals of the company and there is no guarantee that this will occur. They are subject to variable factors that may affect the business and its financial performance.*

First, we must understand the potential MedVector revenue per study/site. A study/site is a single location running a single study. (Most protocols have multiple sites and most sites conduct multiple studies.)

Assumptions for this example:
Number of patients MedVector enrolls per study: **25 patients**
Average number of studies per site: **15 studies**
Number of MedVector visits per year: **10**
Cost per visit using MedVector: **$500**

Calculated:
Average Revenue per Study/Site = $125,000
Average Revenue per Site = $1,875,000

Facts:
There are roughly,

- 22,000 active clinical trial sites in Europe.[7]
- 32,000 active clinical trial sites in United States.[8]
- 274,000 registered interventional studies in the United States.[9]

Conclusion:
Capturing 1% of the clinical trial sites in the United States alone could generate significant revenue.

OUR LEADERSHIP

Meet the Masterminds Behind MedVector

MedVector boasts a seasoned leadership team with proven expertise in healthcare, clinical trials, business strategy, and multiple exits.

- **Scott Stout, CEO & Founder:** An established healthcare innovator, named one of the *Most Influential Healthcare Leaders* in 2021 and recognized by Marquis' Who's Who in 2024, Scott brings financial expertise from Morgan Stanley where he aided several startups on their capital structures and go-to-market strategies. He excels at strategic direction, team building, and securing capital.
- **Ted Barduson, COO & Co-Founder:** With over 35 years in healthcare, Ted is an expert in scaling operations, revenue cycle management, and mergers & acquisitions. His passion lies in accelerating access to life-changing treatments.
- **Craig Lipset, ClinOps & Pharma Strategy:** Craig leverages his extensive experience at Pfizer and as an industry thought leader to guide MedVector through clinical operations and pharmaceutical strategy.
- **Dr. Dennis J. Patterson, Hospital Relations & Co-Founder:** Dr. Patterson brings a wealth of knowledge from hospital management roles at Ernst & Young (UK) and was a founder of Wellspring Partners. He leads MedVector's hospital relationships.

Our team's combined expertise in navigating the complexities within the hospital, physician practices, clinical trials, and pharmaceutical industry drives the current traction and future success of MedVector.


Industry Recognition & Expertise
Named one of the top 100 best investments by Pepperdine University (2020)
In 2021, MedVector was recognized as one of the 7 best startups on StartEngine
Our CEO, Scott Stout, was named one of the most influential healthcare entrepreneurs to watch in 2021
CNS Summit in 2022 winner, demonstrating our innovative approach and FDA leadership
2023 Los Angeles Entrepreneur of the Year Finalist
ERES Assessment Form CFR 21 Part 11 Compliance Certification
GxP Assessment Compliance Certification
SOC 1, SOC 2, and SOC 3 Compliance

Invest in Medvector Today

This momentum underscores MedVector's strong market fit, growing industry partnerships, and commitment to compliance.

Join us in making clinical trials more accessible and getting advanced medicine to those who need it, faster.

ABOUT

HEADQUARTERS
898 N. Pacific Coast Highway
El Segundo, CA 90245

WEBSITE
View Site

MedVector utilizes telemedicine for clinical trials. Now patients can benefit from advanced medicine as a treatment option from their trusted doctor's office. This groundbreaking FDA and HIPAA-compliant approach unlocks access to potentially millions of patients, driving rapid clinical trial enrollment, and bringing lifesaving medications to those who need it, faster and more affordably. MedVector is currently pre-revenue.

TERMS

MedVector

Overview

INTEREST RATE
4.8%

VALUATION CAP
$25M

MATURITY DATE
May 1, 2026

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
12.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$3,000,000

SEC Recent Filing

Offering Memorandum

Financials

Risks

A convertible note offers you the right to receive Common Stock in MedVector. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 12.00% discount on the price the new investors are paying. You also receive 4.85% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Should the convertible promissory notes sold in this offering convert into shares of Common Stock, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 20% Bonus Interest

As you are an existing investor in MedVector, you are eligible for additional bonus interest.

Time-Based Investment Incentives

Early Bird

Invest within the first two weeks and receive 10% bonus interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club

MedVector Corp. will offer a 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. Venture Club bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.335% instead of 4.85%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the Early Bird bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into MedVector.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The industry agrees…

Patient recruitment is the number one bottle neck for clinical studies.

It's so bad, that the average time to market for a new medication is more than 10 years!

Leading to skyrocketing drug costs…

Shrinking FDA approval rates…

Unreliable data…

…and, worse, the loss of lifesaving medications.

Fortunately, MedVector is transforming the clinical trial marketplace—by greatly increasing patient participation through Telemedicine.

Because finding MORE patients, FASTER, has staggering results.

Like…

Faster time to market.

Less expense redundancy.

More diverse subject groups.

Easier FDA approval.

And even, more affordable medications.

So, how does it work?

First, we quickly search our Partner-Hospitals' patient-records enabling us to identify candidates in weeks… instead of years.

Then, MedVector connects subjects to studies using HIPAA compliant video conferencing technology called Telemedicine.

Telemedicine eliminates geographic barriers and allows for more accurately diverse study populations. So, no more horrible commutes and now anyone can participate in advanced medicine regardless of where they live.

AND because subjects use the facilities of their local hospitals… our partner hospitals generate billable revenue without the risk of losing patients.

Sound too good to be true?

Let's meet Karen.

Karen's a patient at Texas Central Hospital… one of our partner hospitals.

Trevor, the Clinical Trial Principal Investigator in California, is working with MedVector to identify subjects for a clinical study.

Because Karen is in one of our partner hospitals, MedVector is able to see her patient records… it looks like she's a perfect candidate!

So, with the help of Karen's local doctor, she is introduced to Trevor. And a MedVector Telemedicine Device is shipped to Texas Central Hospital, ready to connect Karen to her first appointment.

On the day of Karen's appointment, she checks-in with staff and is ushered into a patient room… same as any doctor visit.

Only, for this visit, she's actually meeting with Trevor using the MedVector Telemedicine Device…. that's brought into the room, opened up, and… There's Trevor in California!

While Trevor guides Karen through the necessary documents, the on-site nurse draws the required blood samples and aids in the physical examination.

Since not everything can be included in the telemedicine device, if Karen needs a larger test like an x-ray, the x-ray is taken on location and the raw images are sent directly to the Principal Investigator for interpretation.

So thanks to MedVector's technology….

Karen has access to advanced medicine.

Trevor is able to enroll more subjects into his study.

Our partner hospitals generate revenue even from uninsured patients.

And drug companies get to save lives. Faster.

All of which, make us at MedVector, pretty happy.

MedVector – Transforming Clinical Trials.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 1, 2026 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 12% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MEDVECTOR CORP.**

**(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)**

MedVector Corp., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is MedVector Corp. and that this corporation was originally incorporated pursuant to the General Corporation Law on December 19, 2017.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is MedVector Corp.

ARTICLE II

The address of this Corporation's registered office in the State of Delaware is 8 The Green, Suite A, in the City of Dover, County of Kent, 19901. The name of the Corporation's registered agent at such address is A Registered Agent, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:13 PM 08/08/2019
FILED 07:13 PM 08/08/2019
SR 20196426919 - File Number 6669104

ARTICLE IV

A. Authorization of Stock. Effective upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder therefore, be forward split into 2,833 shares of Common Stock (the "Stock Split"). The Stock Split shall occur whether or not certificates representing any stockholder's shares held prior to the Stock Split are surrendered for cancellation. The share numbers, dollar amounts and conversion rates and other provisions contained in this Amended and Restated Certificate of Incorporation have been adjusted to account for the Stock Split.

Immediately following the Stock Split, this corporation shall be authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of common stock authorized to be issued is 10,000,000, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 2,500,000 par value $0.0001 per share (the "Preferred Stock"), all such shares are designated as "Series Seed Preferred Stock".

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors. No dividend may be declared or paid on the Common Stock (other than dividends payable in shares of Common Stock) unless any and all such dividends or distributions are distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined below).

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the "Proceeds") to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Certificate of Incorporation, "Original Issue Price" shall mean $0.9774 per share for each share of the Series Seed Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer or other disposition of all or substantially all of this corporation's assets in one transaction or a series of related transactions, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), (D) the grant to a single entity (or group of affiliated entities) of an exclusive, irrevocable license to all or substantially all of this corporation's intellectual property that is used to generate all or substantially all of this corporation's revenues, or (E) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Series Seed Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders are other than cash, their value will be deemed their fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing such Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event this corporation should at any time or from time to time after the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents; provided, however, that if such record date is fixed and such dividend is not paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for such series of Preferred Stock will be re-computed accordingly as of the close of business on such record date and thereafter each such Conversion Price will be adjusted pursuant to this Section 4(d)(i) to reflect the actual payment of such dividend or distribution.

(ii) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion

Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common

Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(j) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States or international mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors. The holders of outstanding Common Stock, voting as a separate class, shall be entitled to elect all of the directors of this corporation at any election of directors.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by a vote of the holders of a majority of the then outstanding shares of that class or series of stock represented at the meeting or pursuant to written consent.

6. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders'

meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to Article IV(B)(6), the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of August, 2019.

Scott Stout,
President and Chief Executive Officer